Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 10 votes, respectively, on all matters subject to the vote at general meetings of the Company. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing eight of our Class A ordinary shares, are listed on Nasdaq in the United States under the symbol BIDU.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9888)

DATE OF BOARD MEETING

Our board of directors will hold a board meeting on Monday, February 28, 2022 for the purposes of, among other matters, approving our unaudited results and announcement for the three months and fiscal year ended December 31, 2021 (the “Fourth Quarter and Fiscal Year 2021 Financial Results Announcement”).

We will upload the Fourth Quarter and Fiscal Year 2021 Financial Results Announcement to the website of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) on Tuesday, March 1, 2022 (Beijing/Hong Kong Time), after the trading hours of the Stock Exchange and before the opening of the U.S. market.

The Company’s management will hold an earnings conference call at 8:30 PM on March 1, 2022, Beijing/Hong Kong Time (7:30 AM on March 1, 2022, U.S. Eastern Time).

Interested parties may register in advance of the conference call using the link provided below. Participant dial-in numbers, direct event passcode and unique registrant ID will be provided by email upon registration.

Interested parties may visit the link below for pre-registration, which automatically directs visitors to the registration page of “Baidu Q4 and Fiscal Year 2021 Earnings Conference Call”, where details for RSVP may be filled in.

PRE-REGISTRATION LINK: http://apac.directeventreg.com/registration/event/7885275

PARTICIPANT CONFERENCE ID: 7885275

In the 10 minutes prior to the call start time, participants may use the conference access information (including dial-in number(s), direct event passcode and unique registrant ID) provided in the confirmation email following pre-registration.

Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.

A replay of the conference call may be accessed by phone at the following number until March 10, 2022:

International: +61 2 8199 0299

Conference ID: 7885275

By order of the Board
Baidu, Inc.
Mr. Robin Yanhong Li
Chairman of the Board
and Chief Executive Officer

Hong Kong, February 15, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Robin Yanhong Li as director, and Mr. James Ding, Mr. Brent Callinicos, Mr. Yuanqing Yang and Mr. Jixun Foo as independent directors.

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